UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2021

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number: 001-36695

PATHFINDER BANK 401K SAVINGS PLAN

(Full Title of Plan)

(Name of Issuer of the securities held pursuant to the plan)

214 West First Street

Oswego, NY 13126

(Address of Principal Executive Office)

PATHFINDER BANK

401(K) SAVINGS PLAN

Financial Statements

and Supplemental Schedule

as of December 31, 2021 and 2020

PATHFINDER BANK 401(K) SAVINGS PLAN

TABLE OF CONTENTS

DECEMBER 31, 2021 AND 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of

Pathfinder Bank 401(k) Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Pathfinder Bank 401(k) Savings Plan (the Plan) as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and supplemental schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2012.

/s/ Bonadio & Company, LLP

Bonadio & Company, LLP

Syracuse, New York

July 14, 2022

PATHFINDER BANK 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2021 AND 2020

	2021	2020

ASSETS

INVESTMENTS, at fair value:
Registered investment companies	$16,423,955	$15,741,631
Self-directed brokerage accounts	3,611,519	2,578,841

Total investments	20,035,474	18,320,472

NOTES RECEIVABLE FROM PARTICIPANTS	605,124	529,756
EMPLOYER CONTRIBUTIONS RECEIVABLE	23,749	—
EMPLOYEE CONTRIBUTIONS RECEIVABLE	25,574	—

Net assets available for benefits	$20,689,921	$18,850,228

The accompanying notes are an integral part of these financial statements.

PATHFINDER BANK 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$3,292,806	$1,396,459
Dividend income	50,063	46,776

Total investment income	3,342,869	1,443,235

CONTRIBUTIONS:
Employer	728,076	677,376
Participants	850,532	801,980
Rollover	235	—
Interest income on notes receivable from participants	26,587	24,252

Total contributions	1,605,430	1,503,608

Total additions	4,948,299	2,946,843

DEDUCTIONS:
Benefits paid to participants	3,108,606	1,386,931

Total deductions	3,108,606	1,386,931

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	1,839,693	1,559,912

NET ASSETS AVAILABLE FOR BENEFITS - beginning of year	18,850,228	17,290,316

NET ASSETS AVAILABLE FOR BENEFITS - end of year	$20,689,921	$18,850,228

The accompanying notes are an integral part of these financial statements.

PATHFINDER BANK 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

1.
DESCRIPTION OF PLAN

The following brief description of the Pathfinder Bank 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Pathfinder Bank (the Bank). It is subject to the provisions of the Employees Retirement Security Act of 1974 (ERISA).

On March 27, 2020 the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act) was signed into law. The CARES Act allows retirement plans, among other things, to provide participants who are impacted by the coronavirus (as defined in the CARES Act) with greater access to their savings.

The Plan has not yet been amended to adopt the following provisions under Section 202 of the CARES Act:

•
Qualified individuals may receive coronavirus-related distributions in an aggregate amount up to $100,000 from the participant’s account in the Plan. Coronavirus-related distributions can be taken up to December 31, 2020 and may be repaid within three years of the date of distribution.
•
Qualified individuals may borrow up to $100,000 for loans made from March 27, 2020 through September 22, 2020, and repayment can be delayed.
•
Allows for suspension of loan payments due from March 27, 2020 through December 31, 2020 for up to one year.

The Plan must amend the plan document to adopt these provisions on or before December 31, 2022.

Contributions

Each year, participants may contribute up to the annual dollar limit set by law of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Bank makes matching contributions of 100% of the first 3% of employee deferrals and 50% of the next 3% of employee deferrals and is invested based on the participants’ investment allocations.

In addition, the Bank makes a Safe harbor non-elective contribution to the account of each eligible employee in an amount equal to 3% of the participant’s annual compensation.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Bank’s contribution and, (b) Plan earnings (losses), and charged with an allocation of administrative expenses, if applicable. Allocations are based on participant earnings/(losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Vesting percentage is generally determined by years of service in accordance with the following schedule:

Vested
Vesting Years	Percentage

1 year	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more	100%

Notes Receivable from Participants

Participants may borrow an amount up to the lesser of 50% of the amount of their vested balance or $50,000. The loan amount cannot exceed the maximum amount imposed by the Internal Revenue Code. A participant may borrow a minimum of $1,000. Loans are repayable over not more than five years, except in the case of a loan for the purchase of a primary residence. Participants must make loan payments through payroll deductions. The loans are secured by the balances in the participant’s account and are between the rates of 4.60% and 7.50%, which are determined by the Plan Administrator at the time of the loan application, considering the purpose of the loan and the rate being charged by representative commercial banks in the local area for a similar loan.

Based on the CARES Act provisions mentioned previously in the General section, borrowing capacity of qualified participants was temporarily increased and payment holidays were also available to certain qualified participants.

Payment of Benefits

On termination of service due to death, disability or retirement, or due to other reasons a participant may elect to receive his or her benefits under the following options: lump sum or installment payments. The amount will be equal to the value of the participant’s vested interest in his or her account.

Active participants may withdraw all or part of their share of each fund upon reaching age 59½ or earlier, if they suffer a financial hardship as described in the Plan Document.

Forfeited Accounts

At December 31, 2021 and 2020, forfeited non-vested accounts available totaled $46,063 and $51,179, respectively. Any forfeitures may be made available to reinstate previously forfeited account balances of participants and remaining forfeitures may be used to satisfy any contribution that may be required under the terms of the Plan Document or be used to pay any administrative expenses of the Plan. Forfeitures of $11,436 were used to satisfy permissible contribution requirements of the Plan during the year ended December 31, 2021. Forfeitures were $6,320 and $10,742 during the years ended December 31, 2021 and 2020, respectively.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates, particularly given the economic disruptions and uncertainties associated with the current economy, and such differences, may be significant.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded based upon the terms of the plan document.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan’s gains on investments bought and sold as well as held during the year. All investments are participant-directed.

Investment Fees

Net investment returns are reported in the net appreciation in fair value of investments and reflect certain fees paid by the various investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

The Plan document states that at the discretion of the Plan’s sponsor, any administrative expenses can be paid by either the Plan or the Plan’s sponsor. For the years ended December 31, 2021 and 2020, all administrative expenses were paid by the Plan Sponsor.

3.
FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 - Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and insignificant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Level 1 Fair Value Measurements

The fair value of the self-directed brokerage accounts are based on quoted market prices. All investments are participant-directed.

Level 2 Fair Value Measurements

The fair value of the registered investment companies are valued as determined by the custodian based on their net asset values and recent transaction prices. The investment objectives and underlying investments of the registered investment companies vary with some holding short term investments for principal preservation, diversified portfolios of domestic or international stocks, some holding securities of companies in a particular industry sectors, some holding short-term and/or medium-term corporate bonds, some holding a blend of corporate bonds, and others holding a blend of various domestic and international stocks. Each registered investment company provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. The registered investment companies invest primarily in securities traded on nationally recognized securities exchanges and active dealer markets and are classified within level 2 of the fair value hierarchy.

The preceding method may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes the valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2021 and 2020.

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Registered investment companies	$—	$16,423,955	$—	$16,423,955
Total registered investment companies	—	16,423,955	—	16,423,955

Self-directed brokerage accounts:
Common stock-employer stock	3,019,207	—	—	3,019,207
Self-directed brokerage accounts	592,312	—	—	592,312
Total self-directed brokerage accounts	3,611,519	—	—	3,611,519

Total investments	$3,611,519	$16,423,955	$—	$20,035,474

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Registered investment companies	$—	$15,741,631	$—	$15,741,631
Total registered investment companies	—	15,741,631	—	15,741,631

Self-directed brokerage accounts:
Common stock-employer stock	2,182,956	—	—	2,182,956
Self-directed brokerage accounts	395,885	—	—	395,885
Total self-directed brokerage accounts	2,578,841	—	—	2,578,841

Total investments	$2,578,841	$15,741,631	$—	$18,320,472

4.
TAX STATUS

The Plan is operating under a non-standardized prototype cash or deferred profit-sharing plan sponsored by Lifetime Benefit Solutions. The prototype plan obtained its latest determination letter on June 30, 2020, in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the Plan administrator and its advisors believe that the Plan is currently designed and being operated in compliance with the applicable regulations of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

5.
PARTY-IN-INTEREST

Certain Plan investments are shares of registered investment companies that are managed by the trustee of the Plan’s assets, therefore these transactions qualify as party-in-interest.

In 2021 and 2020, the Plan provided participants the election of an investment in Pathfinder Bancorp, Inc.’s common stock thorough self-directed brokerage accounts. As of December 31, 2021, the Plan held 175,842 shares of Pathfinder Bancorp, Inc.’s common stock fund at a per-share price of $17.17. As of December 31, 2020, the Plan held 190,153 shares of Pathfinder Bancorp, Inc.’s common stock fund at a per-share price of $11.48.

In addition, the Plan issues notes receivable to participants, which are secured by the balances in the participants’ accounts. Therefore, related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

6.
PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their entire account.

7.
RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.
RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles net assets available for benefits per the financial statements to Form 5500 at December 31, 2021 and 2020:

	2021	2020
Net assets available for benefits per the financial statements	$20,689,921	$18,850,228
Cumulative deemed distributions on participant notes	(78,945)	(78,945)
Net assets available for benefits per the Form 5500	$20,610,976	$18,771,283

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the changes in net assets available for benefits per Form 5500 for the year ending December 31:

	2021	2020
Changes in net assets available for benefits per the financial statements	$1,839,693	$1,559,912
Cumulative deemed distributions on participant notes	—	(15,012)
Changes in net assets available for benefits per Form 5500	$1,839,693	$1,544,900

PATHFINDER BANK 401(K) SAVINGS PLAN

PARTY-IN-INTEREST SCHEDULE H- LINE 4(i) - SCHEDULE OF ASSETS (Held at End of Year)

EIN: 15-0408130 PLAN NUMBER: 002

DECEMBER 31, 2021

(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value (c )	Cost (d)	Current Value (e)

*	Pathfinder Bancorp, Inc.	Common stock	**	$3,019,207
	Apple Inc	Common stock	**	201,293
	Ascent Solar Technologies Inc	Common stock	**	10
	AT & T Inc	Common stock	**	8,979
	Ballard Power Systems Inc	Common stock	**	1,570
	The Blackstone Group Inc	Common stock	**	29,113
	Canopy Growth Corp	Common stock	**	655
	Centerra Gold Inc	Common stock	**	3,840
	CLS Holding USA Inc	Common stock	**	18
	Coinbase Global	Common stock	**	9,842
	Coupa Software Incorporated	Common stock	**	3,161
	Five Star Senior Living Inc	Common stock	**	162
	Global Technologies	Common stock	**	18
	General Electric Co	Common stock	**	1,134
	Innerscope Hearing Tech Inc	Common stock	**	58
	Inovio Pharmaceuticals Inc	Common stock	**	1,497
	Intel Corp	Common stock	**	8,547
	Invesco QQq Trust Unit Ser	Common stock	**	10,742
	Jet Blue Airways Corp	Common stock	**	1,424
	Keycorp	Common stock	**	946
	Lordstown Motors Corp	Common stock	**	1,725
	Medican Enterprises Inc	Common stock	**	2
	Micron Technology Inc	Common stock	**	9,142
	Paylocity Holdng Corporation	Common stock	**	2,598
	People's United Financial Inc	Common stock	**	8,946
	Planet Fitness Inc	Common stock	**	10,321
	Snap Inc	Common stock	**	282
	Tesla Inc	Common stock	**	1,057
	Tilray inc	Common stock	**	162
	Uber Technologies Inc	Common stock	**	1,258
	Vaneck Vectors Oil Serv	Common stock	**	4,066
	Walt Disney	Common stock	**	155
	Vangard S&P 500	Common stock	**	437
*	TDAM Money Market Portfolio	Money Market Fund	**	269,152
	American Funds American Mutual R6	Registered investment company	**	1,250,839
	American Funds Bond Fund of Amer R6	Registered investment company	**	855,355
	American Funds New World R6	Registered investment company	**	617,111
	BlackRock High Yield Bond Portfolio K	Registered investment company	**	158,167
	ClearBridge Select IS	Registered investment company	**	1,175,223
	Fidelity 500 Index	Registered investment company	**	1,699,064
	Fidelity Advisor Intl Small Cap Z	Registered investment company	**	511,360
	Fidelity Advisor Small Cap Value Z	Registered investment company	**	43,971
	Fidelity Mid Cap Index	Registered investment company	**	1,020,836
	Fidelity Small Cap Index	Registered investment company	**	562,869
	Franklin DynaTech R6	Registered investment company	**	1,049,213
	Franklin Intl Growth R6	Registered investment company	**	66,419

PATHFINDER BANK 401(K) SAVINGS PLAN

PARTY-IN-INTEREST SCHEDULE H- LINE 4(i) - SCHEDULE OF ASSETS (Held at End of Year)

EIN: 15-0408130 PLAN NUMBER: 002

December 31, 2021

(Continued)

(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value (c )	Cost (d)	Current Value (e)

	GWI Fixed Account - Series Class I	Registered investment company	**	481,884
	Lord Abbett Bond Debenture R6	Registered investment company	**	438,163
	Lord Abbett Developing Growth R6	Registered investment company	**	4,217
	PGIM QMA International Equity R6	Registered investment company	**	323,736
	PGIM US Real Estate R6	Registered investment company	**	298,712
	PIMCO Int Bond (USD-Hedged) Inst	Registered investment company	**	31,670
	State Street Global Eq ex-US Index K	Registered investment company	**	97,852
	State Street Target Retirement 2025 K	Registered investment company	**	1,074,550
	State Street Target Retirement 2030 K	Registered investment company	**	1,167,959
	State Street Target Retirement 2035 K	Registered investment company	**	284,255
	State Street Target Retirement 2040 K	Registered investment company	**	288,277
	State Street Target Retirement 2045 K	Registered investment company	**	879,404
	State Street Target Retirement 2050 K	Registered investment company	**	524,092
	State Street Target Retirement 2055 K	Registered investment company	**	478,570
	State Street Target Retirement 2060 K	Registered investment company	**	9,444
	State Street Target Retirement 2065 K	Registered investment company	**	20,632
	State Street Target Retirement K	Registered investment company	**	382,305
	State Street US Bond Index Non-Lending K	Registered investment company	**	508,676
	Western Asset Core Bond IS	Registered investment company	**	119,130
*	Notes receivable from participants	5.25% - 7.50%		605,124
				$20,640,598

* Denotes party-in-interest.

** Historical cost has not been presented since this investment is participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PATHFINDER BANCORP, INC.

(registrant)

July 14, 2022	/s/ James A. Dowd James A. Dowd President and Chief Executive Officer